UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2007

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Item 1.A. Important Event issued by Masisa S.A. on July 3, 2007:

MASISA S.A.
Publicly-Traded Corporation

SIGNIFICANT EVENT

Santiago, July 3, 2007

Mr. Guillermo Larraín Ríos
Superintendent
Superintendency of Securities and Insurance

Dear Sir,

Pursuant to what is laid down in article 9 and the second sub-paragraph of article 10 of Law Nº18.045 of the Chilean Securities Market and in General Regulation Nº30 of the Superintendency of Securities and Insurance and duly empowered to such effect, I hereby complement the Important Event submitted to this Superintendency on June 1, 2007 with the following:

On such Important Event it was informed that the sale of the 90% ownership stake of Forestal Argentina S.A. (“FASA”) will generate “net income for Masisa of approximately US$29 million, without accounting for the effects of the realization of equity reserves related to FASA that have been recognized to date by Masisa.” Through this Important Event, I hereby inform to this Superintendency of Securities and Insurance that the effect of the realization of reserves related to FASA that have been recognized to date by Masisa amounts to approximately US$11 million. Therefore, the net income for Masisa resulting from the above mentioned transaction will total approximately US$40 million under Chilean GAAP.

As previously informed, the final closing of this purchase and sale agreement, and specifically the transfer of FASA’s share certificates to the buyers, is subject to normal commercial conditions for these kind of deals, to due diligence, and to the authorization from Argentina’s National Border Zone Commission.

Yours faithfully,

Enrique Cibié Bluth
CEO
Masisa S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2007

Masisa S.A.
By:	/s/ Patricio Reyes
Patricio Reyes General Counsel